COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

December 22, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

                    Columbia Strategic Income Fund

Post-Effective Amendment No. 216
File No. 002-99356 /811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 216 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to describe certain changes to the Fund’s principal investment strategies and principal risks.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (617) 385-9536 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I